Exhibit 99.03
RIO TINTO
Delivering exceptional growth 26 November 2007

Cautionary statement •Disclaimer: This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises the written materials/slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions.
•This presentation is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy shares in Rio Tinto plc or Rio Tinto Limited. Further, it does not constitute a recommendation by Rio Tinto or any other party to sell or buy shares in Rio Tinto plc or Rio Tinto Limited or any other securities.
•Forward-Looking Statements
•This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for f uture operations (including development plans and objectives relating to Rio Tinto’s products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
•Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC ”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transpare ncy Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
•Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. •Information about BHP Billiton included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about Rio Tinto included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by Rio Tinto. •Directors’ Responsibility Statement •The Directors of Rio Tinto plc and Rio Tinto Limited accept responsibility for the information contained in this presentation, except that the only responsibility accepted in respect of information relating to BHP Billiton, which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the Directors of Rio Tinto plc and Rio Tinto Limited (who have taken al l reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and does not omit anything likely to affect the import of such information. •Subject to the above, none of Rio Tinto, any of its officers or any person named in this presentation with their consent or any person involved in the preparation of this presentation makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this presentation will be achieved. •Subject to any continuing obligations under applicable law, the Takeover Code, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange, Rio Tinto expressly disclaims any obligation to disseminate, after the date of this presentation, any updates or revisions to any statements in this presentation to reflect any change in expectations or events, conditions or circumstances on which any such statem ents are based. •No Investment Advice •This presentation has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you view this presentation in its entirety. If you are in any doubt in relation to these matters, you should consult your stockbroker, bank manager, solicitor, accountant, taxation adviser or other independent financial adviser (where applicable, as authorised under the Financial Services and Markets Act 2000 in the UK) ..

HANDOUT

Seminar outline

Paul Skinner	Introduction	
Tom Albanese	Highlights	10 mins
Sam Walsh	Iron ore	15 mins
Dick Evans	Aluminium	15 mins
Bret Clayton	Copper	10 mins
Tom Albanese	Other product groups and exploration	5 mins
Guy Elliott	Capital structure	5 mins
Tom Albanese	Round-up	5 mins
	Questions & answers	

Rio Tinto Investor Seminar 26 November 2007 3

Paul Skinner Chairman

Tom Albanese Chief Executive Officer

Rio Tinto strategy and future direction •Continuing focus on the creation of shareholder value •Clear strategic direction and management focus •Pursuit of the highest quality assets wherever they are located •Leadership in sustainable development •Inventory of tier one growth opportunities and options •Project execution skills underpin our growth •More tonnes, faster, in strong pricing environment

Key Rio Tinto highlights Iron ore -Global production growth pathway to over 600 million tonnes per annum -Impressive Pilbara and Guinea mineralisation -Potentially capturing more upside through pricing strategy Aluminium -Post tax synergies revised up to $940 million -Business focus on upstream growth with sale options for Engineered Products being pursued Copper -Excellent growth pipeline — La Granja potentially a 500k tonne per annum mine Capital management and shareholder returns -Targeted divestments increased to at least $15 billion -Increase in 2007 dividend by 30% and further increases of no less than 20% over the next two years

Developing world will take a bigger share of growing global economy 350World GDP 300 basis) 250worldRest of world PPP India Developing terms,200China South America 150Asia Pacific developed (2000 Eastern Europe $ 100Western Europe Trillionworld North America Developed 50 0 200520252050

Economic and demographic development will favour Rio Tinto Consumption of metals increases in line with increasing income 2007 PopulationExpenditure per capita DistributionUS$ (2007 terms) 30%60 World average income per capita 2007 2022 25%50 Aluminium 20%40 15%30 Copper 10%20 Iron ore Hard coking coal 5%10 Nickel 0%0 05,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 GDP per capita (in 2000 US$)

# Rio Tinto's focus is on value



Supply and demand outlook
RELATIVE VALUE
Driving long-term value
ABSOLUTE VALUE
Reserves
Resources
Mineralisation
Exploration and M&A
Mineral upside

Rio Tinto Investor Seminar 26 November 2007 10

Sam Walsh Chief Executive Rio Tinto Iron Ore

Iron ore demand — strong and getting stronger Chinese iron ore imports (mt) 600 2007 forecasts 500 400 2005 forecasts 300 200 100 0 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Morgan Stanley 2005Merrill Lynch 2005Merrill Lynch 2007Morgan Stanley 2007

Rio Tinto has a highly competitive position in the iron ore industry 2007 iron ore cost curve, delivered to China at spot freight rates 200 USD/tonne CFR CFR 180 160 140 120 100 80Mine-to-mouth Chinese 60producers 40Rio Tinto BHPB PilbaraPilbara 20 - 050 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 900 950 1000 1050 1100 Mtpa Cumulative production (million tonnes)

Spot iron ore prices into China indicate significant upside CFR iron ore prices into China (US$/t, dmt) 200Spot Indian exports 150 100 Australia CFR China 50 0 Jan 07Mar 07May 07Jul 07Sep 07Nov 07

Rio Tinto has an excellent reserve, resource and mineralisation position


Pilbara reserves and resources
Rio Tinto and BHP Billiton
BHP Billiton
8.0 billion tonnes
Rio Tinto
14.2 billion tonnes
Rio Tinto Pilbara
Rio Tinto Pilbara
reserves & resources
14.2 billion tonnes
Rio Tinto
Targeted additional
Pilbara mineralisation
20 - 30 billion tonnes*

*Source: Reserves and resources - Rio Tinto 2006 annual report and BHP Billiton 2007 annual report. Resources are quoted inclusive of reserves. All data are on a 100% basis. The targeted additional Pilbara mineralisation is based on Rio Tinto's exploration and production experience in the region, including an assessment of tenure areas using surface mapping, drilling results and other information. The potential mineralisation is conceptual in nature – there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource. *Chart area shaded in green represents 30 billion tonnes.*

Rio Tinto Investor Seminar 26 November 2007 15

Rio Tinto has the best mineralisation and land position in the Pilbara Tenements Red — Rio Tinto Blue — BHP Billiton Source: Western Australian Department of Industry and Resources. Tenements identified above include 100% of joint ventures.

Rail and port infrastructure positions Rio Tinto as premier supplier Mine, rail and port infrastructure Dampier incorporating: · Parker Point Red – Rio Tinto · East Intercourse Island Blue – BHP Billiton Green – FMG Cloud Break Christmas Creek Source: Geological Survey of Western Australia — Iron Ore Deposits of the Pilbara Region Rio Tinto Investor Seminar 26 November 2007 17

Demonstrated capability to deliver superior growth Pilbara iron ore production 100% basis CAGR 1999 – 2008E 200 CAGR 15.0% 1999 – 2007 14.8% 150 Rio Tinto 7.1% 100 6.6% million tonnes            North acquisition BHP Billiton 50 0 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 30 June year-end Source: BHP Billiton production reports and presentations. Rio Tinto quarterly operations reviews and internal estimates.
On an attributable production basis, 1999-2007 CAGR for Rio Tinto and BHP Billiton is 13.0% and 6.4% respectively. On this basis, estimated 1999-2008 CAGR for Rio Tinto and BHP Billiton is 13.4% and 7.0% respectively. Rio Tinto Investor Seminar 26 November 2007 18

Conceptual pathway to over 600 million tonnes per annum Rio Tinto global iron ore production 630 600 Phase 1: Pilbara 320, Simandou 70, IOC/Corumbá 40 – pre-feasibility 530 Phase 2: Pilbara 370, Simandou 120 – conceptual Simandou Phase 3: Pilbara 420, Simandou 170 – conceptual 500 430 Corumbá IOCC tonnes 400 million 300 Pilbara 200 100 0 2007 2008 2009 2010 2011 2012 2013 Phase 1 Phase 2 Phase 3 Source: Rio Tinto estimates. Production on a 100% basis. Rio Tinto Investor Seminar 26 November 2007

Port expansion to enable 420mtpa in the Pilbara New stockyards • $2.4bn has been committed to develop Mesa A and Brockman 4 to support growth in the Pilbara · Fourth terminal adds 100mtpa port capacity, taking Pilbara total to 320mtpa · Order of magnitude capital cost estimate of ~$10bn (2007$) for port, mines and rail New wharf • Targeting 320mtpa operating rate by 2012 · Significant opportunity to expand Cape Lambert by a further 100mtpa taking Pilbara total to 420mtpa 19 Schematic of Cape Lambert port, Western Australia Rio Tinto Investor Seminar 26 November 2007 20

Simandou (Guinea) – a new high grade iron ore province · Major new iron ore province Ivory Coast
·Large, high quality haematite deposit with similar characteristics to Carajas SSF ore Guinea · Targeted mineralisation of between 8 and 11 Capt Hook billion tonnes within Simandou Mining Concession Oueleba
· Proximity to the Atlantic Basin and the Middle Pic de Fon East Signal de Foco Liberia · World Bank group, through the IFC, owns 5% BHPB’s Nimba Drilling targets N Simandou Mining Concession World Heritage site 0 km 50 Proposed railway Source: The target quantity and grade of mineralisation is based on an assessment of tenure areas in the region using surface mapping, drilling results and other information. The potential quantity and grade is conceptual in nature – there has been insufficient exploration to define a Mineral Resource, and it is uncertain if further exploration will result in the determination of a Mineral Resource. Rio Tinto Investor Seminar 26 November 2007 21

Simandou at 70mtpa is just the beginning... Simandou potential production profile 200 • Planning for the development of an initial 70mtpa operation with first production in 2013
160 ·Significant expansion options to 120mpta and 170mtpa 120 · Current status: million tonnes – Extensive drilling programme underway 80 – Pre-feasibility study for mining and transport well advanced ($145 million) Estimated development cost of $6 billion 40 (2007$) – Feasibility studies likely to be completed by 2010 0 201320142015201620172018 Phase 2 Phase 3 Phase 1 Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 22

Delivering on time and on budget Iron ore expansion projects (>$300m) Budget            Time Over budget 120%Behind schedule
100%Under budget 80%Ahead of schedule
60% 40% 20% 0% Dampier Port to Yandi to 52mtpa Dampier Port to Hope Downs Cape Lambert to 116mtpa 140mtpa 80mtpa (forecast) Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 23

Rio Tinto’s iron ore business positioned to capture rising market demand · Excellent market outlook · Pathway to 600 mt per annum – Including Pilbara to 420 mtpa and Simandou to 170 mtpa · The most expandable infrastructure and resources in the Pilbara · High quality deposit in Guinea opens a new iron ore province •Billions of tonnes of additional mineralisation •Proven execution in project delivery Rio Tinto Investor Seminar 26 November 2007 24

Dick Evans Chief Executive Rio Tinto Alcan Rio Tinto Investor Seminar 26 November 2007 25

Rio Tinto Alcan is the global leader in aluminium · Leader in bauxite production, high quality reserves and options for refinery expansions – e.g. Weipa, Guinea, Brazil · Leader in high quality and low cost smelting capacity – Large, long life, low cost assets – Sustainable hydro power position – Leading technology – energy efficiency and CO2 footprint · Exploring options to divest Engineered Products to focus on upstream · Rio Tinto Alcan integration proceeding ahead of schedule – Operating teams announced and leading integration – Synergies upgraded from $600 million to $940 million post-tax Rio Tinto Investor Seminar 26 November 2007 26

A global leadership position Aluminium Alumina Bauxite (production 2006) (production 2006) (production 2006) Pathway to (a) #1 with Rio Tinto Alcan UC Rusal Rio Tinto Alcan Gove and (a)Yarwun UC RusalAlcoa expansions Alcoa Alcoa Chalco UC Rusal(a) Rio Tinto Hydro Al BHP Billiton Alcan Chalco Alum ina Alumina BHP BHP Billiton CVRD Billiton Dubal CVRD Gov of Guinea Bahraini Gov Xinfa Al Nalco Gov of Century Al Gov of Venezuela Venezuela 0 2,500 5,000 0 6,000 12,000 0 15,000 30,000 (ktpa) (ktpa) (ktpa) (a) Rusal includes Sual and Glencore assets Source: 2006 attributable production from Brook Hunt, adjusted for merger and acquisition activity Alcoa includes 60% of AWAC, Alumina includes 40% of AWAC. 2006 data is aggregated for Rio Tinto + Alcan. Rio Tinto Investor Seminar 26 November 2007 27

Alcan synergy target increased to $940 million post tax Pre tax operating synergies Post tax synergies ($ million) ($ million) 940 800 Other Procurement 600 560 and marine 220 SG&A Operations 380 380 314 July announcement November update July announcement November update Operating synergies Financial integration benefits Rio Tinto Investor Seminar 26 November 2007 28

Unique Rio Tinto Alcan opportunity in north east Australia · Three of the world’s leading refineries backed by world-class bauxite reserves · Enables unique capture of logistics, SG&A and operating synergies WEIPA QUEENSLAND BAUXITE DEPOSITS GOVE BAUXITE MINE Current capacity: 16.5 Mt Current capacity: 6 Mt 100% Shareholding 100% Shareholding ELY QUEENSLAND BAUXITE DEPOSITS 100% Shareholding MITCHELL PLATEAU BAUXITE DEPOSIT 65.6% Shareholding YARWUN ALUMINA REFINERY Current capacity: 1.4 Mt (2.4 Mt in 2010) GOVE ALUMINA REFINERY 100% Shareholding Current capacity: 2.4 Mt (3.8 Mt in 2009) 100% Shareholding QAL ALUMINA REFINERY GOVE Region Current capacity: 3.8 Mt Bauxite exploration potential 80% Shareholding BRISBANE Hub B&A / Coal Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 29

China drives the aluminium market... and China is changing In the near future, China is likely to (1) have no spare capacity and (2) become a net importer ktonnes ktonnes balance capacity Chinese primary aluminium net balance 1000 3000 500 1500 Exports 0 0 2005 2006 2007 2008 2009 2010 2011 2012 Chinese idle capacity -500 -1500 Imports -1000 -3000 -1500 -4500 Source: CRU Aluminium Quarterly, October 2007 (aluminium net balance), Rio Tinto (idle capacity – data stops at 2007 and is not a forecast of future capacity) Rio Tinto Investor Seminar 26 November 2007 30

Surge in China’s alumina output is largely dependent on imported bauxite ktonnes $/t bauxite
8000 Indonesian sourced bauxite price 40 6000 30 4000 20 2000 10 Bauxite imports 0 0 Q1 03 Q3 03 Q1 04 Q3 04 Q1 05 Q3 05 Q1 06 Q3 06 Q1 07 Q3 07 Source: China Customs Statistics Rio Tinto Investor Seminar 26 November 2007 31

Rio Tinto Alcan’s structural cost advantage is improving Global aluminium cash costs per tonne 2007 $/t 2500 2006 with 10% RMB increase 2000 2006 Rio Tinto Alcan* 1500 BHP Billiton 2003 1000 Rio Tinto Alcan BHP Billiton 500 0 0% 25% 50% 75% 100% *Proforma Rio Tinto Alcan for 2006. 10% is a sensitivity for illustrative purposes. Source: CRU for 2003 and 2006 cost estimates, Rio Tinto estimates of 10% Rmb appreciation impact. Rio Tinto Investor Seminar 26 November 2007 32

Alcan brings a unique self-generated hydro power advantage Rio Tinto Alcan 2006 smelter energy sources • Self-generation and long-term contracts provide 95% of 2006 energy requirements Long Term contracts: Hydro • Significant access to owned and Self generated: contracted hydro-based power 23% Hydro 36% · Low carbon footprint complements Rio Tinto’s climate change and energy strategy Long Term contracts: Self generated: Coal, Nuclear, • Our energy position is a sustainable Coal Gas Short/Medium competitive advantage that cannot be 13% 23% term contracts easily replicated today 5% Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 33

Forward curve reflects rising cost curve and positive outlook Aluminium price per tonne $/t 3000 November 2007 2500 +21% for 2012 ($468/t) July 2007 Spot 2000 November 2006 November 2003 1500 1000 500 0 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Source: LME Rio Tinto Investor Seminar 26 November 2007 34

Attractive growth opportunities in alumina refining Alumina refinery pipeline — Rio Tinto Alcan attributable production 20
15 annum 10 Mt per Alcan acquisition 5 0 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 QAL Yarwun Gove Rest of World Source: Rio Tinto. Includes one sixth of Alcan production in 2007. Rio Tinto Investor Seminar 26 November 2007 35

Attractive growth opportunities in primary aluminium smelting Aluminium smelting pipeline — Rio Tinto Alcan attributable production 6 annum 4 Mt per Alcan acquisition 2 0 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Canada Australia / NZ Europe Rest of World Source: Rio Tinto. Includes one sixth of Alcan production in 2007. Rio Tinto Investor Seminar 26 November 2007 36

Rio Tinto well positioned to capture earnings growth in aluminium Positive market · Aluminium price outlook is structurally favourable — LME forward curve — Demand growth is strong — Structural shift in cost curve Global leadership · Weipa, Brazil and Guinea reserves offer excellent platform for bauxite and alumina growth · Competitively positioned smelters with unique technology and hydropower advantages Future direction · Excellent set of growth projects with proven owned technology and experienced team · Divestments will create a more focused low cost upstream business · Additional synergies from Alcan integration provide increased value Rio Tinto Investor Seminar 26 November 2007 37

Bret Clayton Chief Executive Rio Tinto Copper Rio Tinto Investor Seminar 26 November 2007 38

Rio Tinto assets are well positioned on the cost curve 2006 copper cost curve, net of by-product credits
2006 Copper Mine C1 normal unit cash cost Cumulative Production ( kt ) 300 Rio Tinto Rio TintoTinto Weighted BHP Billiton Billiton Weighted 250 BHP Billiton Average Average weighted average weighted average Combined Interest 200 150 100 50 C1 Cost ( ¢ / lb) 0 -50 -100 -150 -200 -73,105 Source: © 2007 Brook Hunt Rio Tinto Investor Seminar 26 November 2007 39

Rio Tinto has significant optionality at existing copper operations Kennecott Utah Copper options •Underground and/or open pit pushbacks •Could extend life of operation to 2036 •Significant molybdenum potential at depth West MtnMiddle Canyon Bingham Pit Butterfield Canyon 0.7% Cu shell Gold at surface Copper at surface 0.15% Mo shell A-Bed Skarn host Induced polarisation anomaly 0 km 1 Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 40

Rio Tinto has an interest in the world’s largest undeveloped projects Largest undeveloped copper projects by contained copper equivalent 100 Competitors[1] scale) Rio Tinto interests — % Cu (log 10 grade            Resolution[3] Oyu Tolgoi[2] equivalent 1 Pebble[2] La Granja[3] Copper Note: bubble size reflects forecast annual copper capacity 0.1 0 5 10 15 20 25 30 35 40 45 Contained copper equivalent mineralisation — Mt Copper equivalent calculated using Citigroup long term metal prices 5 Sept 2007 — US$1.45/lb Cu, US$8/lb Mo, US$550/oz Au, US$ 8/lb Co
Sources: 1 External company reports; 2. Pebble published resources by Northern Dynasty Feb 2007 @ 0.6% copper equivalent cut-off; Oyu Tolgoi published resource by Ivanhoe Mines Feb 2007 @ 0.6% copper equivalent cut-off; 3. Rio Tinto — potential size from early stage studies Rio Tinto Investor Seminar 26 November 2007 41

An impressive pipeline of copper projects Rio Tinto’s attributable copper production 2,000
1,500 (kt) Copper 1,000 Recovered 500 - 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Existing Operations* Expansions* Oyu Tolgoi** Pebble*** Resolution* La Granja* La Granja Upside* * Rio Tinto plans; ** Ivanhoe website IDP (2005), Expansion case — assumes Rio Tinto exercises all options to 46% and that Mongolian Government takes a 34% stake; *** Northern Dynasty Minerals website Nov 07 presentation — Pebble West open pit production; Rio Tinto Investor Seminar 26 November 2007 42

Mineralisation at La Granja up to 8 billion tonnes at 0.5% Cu equivalent

- 35km of drilling completed since acquisition in December 2005
- La Granja has become the largest undeveloped copper project in Latin America
- Further exploration upside
- $1.5 – $2.5 billion initial capital cost for base case producing ~300kt of copper per annum
- Has the potential to produce in excess of 500ktpa
- First production expected by 2014
- Innovative use of heap leaching



Cerro Paja Blanca
– initial porphyry discovery
Other porphyries identified by Rio Tinto team
Huambrillo
Mirador
Napoleon
El Perrol

The targeted mineralisation of 4 to 8 billion tonnes at 0.5% copper equivalent is based on Rio Tinto's exploration experience in the region, including drilling results and other information. The potential mineralisation is conceptual in nature – there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the determination of a mineral resource.

Rio Tinto Investor Seminar 26 November 2007 43

Development work continues at Oyu Tolgoi · Shaft #1 1300m already sunk. Shaft #2 is underway · Averaging 440kt of copper and 320koz of gold per annum over projected life of mine* · Agreed pathway to 46% stake in Ivanhoe · Nearby exploration potential is high, e.g. Entrée Gold Heruga discovery Foundation work for head frame over Oyu Tolgoi’s 10-metre-diameter Shaft #2 Source: Ivanhoe *contained copper and gold in concentrate Rio Tinto Investor Seminar 26 November 2007 44

Eagle Nickel — high grade and highly prospective scale 0 km 8 NORTH Eagle Deposit
Ni-Cu Prospects Eagle Deposit High grade underground deposit Part of a 30km trend with significant exploration upside
4.1 million tonne 3.6% nickel — 2.9% copper Marquette resource[1] Location of potential mill Potential nickel province — targeting 6 similar prospects >1,800 km2 of title holdings Source: 1. Rio Tinto 2006 Annual Report Rio Tinto Investor Seminar 26 November 2007 45

Sulawesi Nickel stands out as a world class opportunity Largest undeveloped nickel projects by contained nickel equivalent 10 Competitors3 - undeveloped Eagle1 upside Competitors3 - under construction scale) Rio Tinto projects % Ni (log 1 Sulawesi upside Grade Sulawesi . Equiv Nickel2 Ni Note: bubble size reflects total annual capacity 0 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 Contained Ni Equiv. (ktonnes) · Large scale high grade laterite target in Indonesia · Additional potential of similar size · Contract of Work in final rounds of negotiation · Base case output of 46ktpa Ni with production commencing by 2015 · Potential to support future expansion beyond 100ktpa Nickel equivalent calculated using Citigroup long term metal prices 5 Sept 2007 — US$6/lb Ni, US$1.45/lb Cu, US$550/oz Au, US$8/lb Co, US$550/loz Au, US$850/loz Pt, US$230/loz Pd Source: 1. Rio Tinto Annual Report 2006, 2. Rio Tinto projects 3. Competitor projects — Brook Hunt. Rio Tinto Investor Seminar 26 November 2007 46

Strong base, good growth prospects Strong base of high quality assets · Optionality at existing operations · Significant contribution from by-products · First quartile producer Foothold in many of the major known undeveloped copper deposits · La Granja, potential for more than 500ktpa operation · Oyu Tolgoi, development continues · Resolution could support a 500ktpa mine for 40 years Nickel projects offer further potential · Eagle, high grade, high prospectivity · Sulawesi Nickel, one of the largest undeveloped nickel targets in the world Rio Tinto Investor Seminar 26 November 2007 47

HANDOUT The Copper group has a strong pipeline of world class projects 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020+ Capital Exp ~ Northparkes Avg. Cu Production ~ 40kt/yr* $0.2Bn Capital Exp ~ Oyu Tolgoi Avg. Cu Production ~ 440kt/yr**, Avg. Gold production = 320 koz/yr** $2.0 — 3.0Bn La Granja Capital Exp ~ $1.5 — 2.5Bn Avg. Cu Production ~ +300-500 kt/yr* Pebble Capital Exp > $1.0 Bn Avg. Cu Production ~ +250kt/yr*** Grasberg UG Capital Exp ~ $2.5 — 3.5Bn Avg. Cu Production ~ +400kt/yr* Avg. Cu Production Resolution Capital Exp ~ $2.5 — 3.5Bn ~ +500kt/yr* KUCC Capital Exp ~ $1.0 — 2.0Bn extension Avg. Cu Eagle Capital Exp ~ $0.3Bn Avg. Ni Production ~ 15kt/yr* Produced ~ +250kt/yr Sulawesi Capital Exp ~ $1.5 — 2.0Bn Avg. Ni Production ~ 45kt/yr* * Rio Tinto plans; ** Ivanhoe website IDP (2005), Expansion case; *** Northern Dynasty Minerals website Nov 07 presentation — Pebble West open pit production Rio Tinto Investor Seminar 26 November 2007 48

Tom Albanese Chief Executive Officer Rio Tinto Investor Seminar 26 November 2007 49

Overview · Energy · Diamonds & Minerals · Exploration · Technology · Project pipeline Rio Tinto Investor Seminar 26 November 2007 50

Growth options in uranium and seaborne traded coal · Near term uranium market opportunity · Rössing production rising to 16 m lbs per annum U3O8 in 2012 · Significant expansion potential at ERA, with Ranger optionality · One of the largest thermal coal reserves and resources in Australia · Potential doubling of thermal coal production by 2015 · Potential rise in hard coking coal production to 16 mtpa in 2015 Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 51

Diamonds & Minerals China’s consumption of titanium pigments is increasing with income growth ‘000 tonnes (bars) % share of world • Potash — 2mtpa project in Argentina 1000 20 — Potential capex $1.5 billion 750 15 — First production 2011 500 10 — Improved market outlook 250 5 • Diamonds — Diavik underground approved 0 0 2001 2003 2005 2007e — Rio Tinto share of capex $338m Source: Rio Tinto — First production 2009 · • Reduced capital forecast at Argyle TiO2 feedstock — growing China effect underground from previous estimate · Potential expansion of QMM ilmenite to 2 million tonnes by 2013 Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 52

An excellent track record of exploration Rio Tinto discoveries since 1990 Diavik Eagle nickel            Las Cruces Kazan trona Resolution Simandou La Granja porphyries Tier one deposit Sulawesi nickel
Tier two deposit Rio Grande borates Murowa Kintyre uranium Caliwingina Iron Ore Chapudi coal Century zinc Copper Honeymoon Well nickel Bauxite PRC potash Energy Diamonds and Minerals Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 53

Strong pipeline of opportunities provides future options Rio Tinto exploration projects Regina potash IOC orbit BC coking coal Serbian borates Mongolian coking coal Lakeview nickel Cortez gold Bingham orbit Bunder diamonds Colombian coking coal Simandou orbit La Granja orbit Colombia and Brazil ERA orbit Gove orbit Mozambique ilmenite Canning zircon Canning potash Iron Ore Pilbara orbit Copper/Gold Southern African coking coal Bauxite Gippsland zircon Energy Diamonds and Minerals Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 54

Leading position in technology · A focus on mine automation, with dedicated resources in place · Hydrogen Energy · Iron ore — HIsmelt — Remote operations centre established in Perth for the Pilbara — Automated train trials are well advanced — Continuous miners in use · Aluminium — Industry leader with the AP50 technology · Copper — Block caving expertise — Sulphide extraction · Technology and innovation initiatives are driving efficiencies across the group Rio Tinto Investor Seminar 26 November 2007 55

Rio Tinto has an impressive pipeline of value adding projects


2007
2008
2009
2010
2011
>$1bn
Gove
Sohar
Bingham
Alumar
Oyu Tolgoi
Argyle u/g
Brockman 4
Kitimat
Cape Lambert to 180mtpa
Sarawak
Ma'aden
Coega
Yarwun
ISAL
Quebec
PRC potash
Adalco
+$500m to $1bn
Dampier to 140mtpa
Cape Lambert to 80mtpa
Diavik u/g
Hope Downs
Yandicoogina
Madagascar ilmenite
Cortez Hills
Mesa A
Clermont
<$500m
Diavik A418
QIT upgrade
Weipa
Eagle
Northparkes
Hope Downs South
ERA extension
Rössing extension
Iron ore
Copper
Diamonds
Minerals
Gold
Bauxite & alumina
Aluminium
Energy
Nickel

Year represents estimated first production from project. Range of capital expenditure on 100% basis.

Source: Rio Tinto

Rio Tinto Investor Seminar 26 November 2007 56

Guy Elliott Chief Financial Officer Rio Tinto Investor Seminar 26 November 2007 57

Strategic review to realise additional value · Rio Tinto’s businesses are profitable with strong cash flows · Group-wide strategic review is under way post Alcan acquisition · Assets with a value of approximately $30 billion under review · Likely divestments targeted at $15 billion or more Options for sale being explored Rio Tinto Alcan Packaging Kintyre Rio Tinto Alcan Engineered Products Rio Tinto Minerals Talc Rio Tinto Energy America Northparkes Cortez Sweetwater Greens Creek Other Rio Tinto Investor Seminar 26 November 2007 58

Project pipeline supported by capex commitments Capital expenditure $bn • Rio Tinto strong resource position provides 10 options to grow 8 • Record level of organic expenditure currently · Growth trend in investment will continue 6 — High quality brownfield expansions 4 — Large scale greenfield projects 2 0 00 01 02 03 04 05 06 07 F 08 F 09 F Pre 2004 data are under UK GAAP, from 2004 they are under IFRS Capital expenditure net of sale of PP&E. Source: Rio Tinto Rio Tinto Investor Seminar 26 November 2007 59

Programmes under way to enhance cash flow · Good long term track record on cost reduction · Cost control remains a key focus · Since 2005, IPT delivering around $400 million additional pre tax benefits per annum · Functional cost reduction target of $500 million pre tax by 2010, based on 2008 budget · Annual Alcan operating synergy target of $800 million pre tax by 2010 · Total $1.7 billion annual pre tax benefits in 3 years time · Additional annual financial integration benefit of $380 million after tax Rio Tinto Investor Seminar 26 November 2007 60

Group capital structure and dividends · Strong cash flows and divestment proceeds · Medium term goal of a single A credit rating · Significant multi-year rebasing of progressive dividend Dividend history and future intention At least 200 +20% At least +20% 150 +30% USc per share 100 50 0 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Rio Tinto Investor Seminar 26 November 2007 61

Tom Albanese Chief Executive Officer Rio Tinto Investor Seminar 26 November 2007 62

Rio Tinto’s side of the story... the upside is ours Source: BHP Billiton presentation to investors 12 November 2007 Rio Tinto Investor Seminar 26 November 2007 63

Rio Tinto presents a compelling value proposition · Excellent long term demand outlook as the developing world urbanises · Clear strategy to deliver long term shareholder value · Rapid near term growth from existing high quality assets · Strong operational and project delivery · Resource position and existing infrastructure allow further expansion · Strongest pipeline of tier one growth projects · It is all about value Rio Tinto Investor Seminar 26 November 2007 64

Delivering exceptional growth 26 November 2007 Rio Tinto Investor Seminar 26 November 2007 65